SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Quhuo Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

Class B Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

74841Q 209 †

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

†

CUSIP number 74841Q 209 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer which are listed on the Nasdaq Global Market under the symbol “QH.” Each ADS represents ten Class A ordinary shares of the Issuer. No CUSIP number has been assigned to ordinary shares of the Issuer.

CUSIP No. 74841Q 209

1.	Name of Reporting Person Baidu Online Network Technology (Beijing) Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,950,290. See Item 4.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,950,290. See Item 4.
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,950,290. See Item 4.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.

 Percent of Class Represented by Amount in Row 9

9.6%* of total outstanding ordinary shares, assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares. See Item 4.

12.	Type of Reporting Person CO

*

Percentage calculated based on a total of 61,676,213 ordinary shares (consisting of 55,379,583 Class A ordinary shares and 6,296,630 Class B ordinary shares) of the Issuer outstanding as of April 10, 2023 as a single class, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on April 20, 2023. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 15 votes per share. Accordingly, the ordinary shares beneficially owned by the Reporting Person represent approximately 4.0% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 74841Q 209

1.	Name of Reporting Person Baidu Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,950,290. See Item 4.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,950,290. See Item 4.
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,950,290. See Item 4.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.

 Percent of Class Represented by Amount in Row 9

9.6%* of total outstanding ordinary shares, assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares. See Item 4.

12.	Type of Reporting Person CO

*

Percentage calculated based on a total of 61,676,213 ordinary shares (consisting of 55,379,583 Class A ordinary shares and 6,296,630 Class B ordinary shares) of the Issuer outstanding as of April 10, 2023 as a single class, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on April 20, 2023. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 15 votes per share. Accordingly, the ordinary shares beneficially owned by the Reporting Person represent approximately 4.0% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 74841Q 209

1.	Name of Reporting Person Baidu, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,950,290. See Item 4.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,950,290. See Item 4.
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,950,290. See Item 4.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.

 Percent of Class Represented by Amount in Row 9

9.6%* of total outstanding ordinary shares, assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares. See Item 4.

12.	Type of Reporting Person CO

*

Percentage calculated based on a total of 61,676,213 ordinary shares (consisting of 55,379,583 Class A ordinary shares and 6,296,630 Class B ordinary shares) of the Issuer outstanding as of April 10, 2023 as a single class, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on April 20, 2023. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 15 votes per share. Accordingly, the ordinary shares beneficially owned by the Reporting Person represent approximately 4.0% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

Item 1(a).	Name of Issuer: Quhuo Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 3rd Floor, Block A, Tonghui Building No. 1132 Huihe South Street Chaoyang District, Beijing 100020 The People’s Republic of China

Item 2(a).	Name of Person Filing: Baidu Online Network Technology (Beijing) Co., Ltd., Baidu Holdings Limited and Baidu, Inc. (collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: For each of the Reporting Persons: No. 10 Shangdi 10th Street Haidian District, Beijing 100085 The People’s Republic of China

Item 2(c).	Citizenship: Baidu Online Network Technology (Beijing) Co., Ltd. – People’s Republic of China Baidu Holdings Limited – British Virgin Islands Baidu, Inc. – Cayman Islands

Item 2(d).

Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share, of the Issuer.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 15 votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number: 74841Q 209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a: Not applicable

Item 4.	Ownership

Reporting Person:	Amount beneficially owned(1):		Percent of class:	Percent of aggregate voting power(2):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Baidu Online Network Technology (Beijing) Co., Ltd.	5,950,290	(3)	9.6%	4.0%	5,950,290	0	5,950,290	0
Baidu Holdings Limited	5,950,290	(3)	9.6%	4.0%	5,950,290	0	5,950,290	0
Baidu, Inc.	5,950,290	(3)	9.6%	4.0%	5,950,290	0	5,950,290	0

(1)

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 61,676,213 ordinary shares (consisting of 55,379,583 Class A ordinary shares and 6,296,630 Class B ordinary shares) of the Issuer outstanding as of April 10, 2023 as a single class, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on April 20, 2023.

(2)

For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 15 votes per share on all matters submitted to them for a vote.

(3)

Represents 5,950,290 Class A ordinary shares of the Issuer directly held by Baidu Online Network Technology (Beijing) Co., Ltd., which is a wholly-owned subsidiary of Baidu Holdings Limited. Baidu Holdings Limited is in turn a wholly-owned subsidiary of Baidu, Inc., a Cayman Island company listed on the Nasdaq Global Select Market under the symbol “BIDU” and the Stock Exchange of Hong Kong Limited under the stock code “9888.”

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2024

Baidu Online Network Technology (Beijing) Co., Ltd.

By:	/s/ Shanshan Cui
Name:	Shanshan Cui
Title:	Authorized Representative

Baidu Holdings Limited

By:	/s/ Robin Yanhong Li
Name:	Robin Yanhong Li
Title:	Director

Baidu, Inc.

By:	/s/ Robin Yanhong Li
Name:	Robin Yanhong Li
Title:	Chief Executive Officer

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement